UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), and the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578).

Seaspan Corporation Financial Information

Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., for the quarter ended September 30, 2020.

Fairfax Transaction Involving Common Shares of Atlas Corp. and Notes of Seaspan Corporation

Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) publicly announced on December 2, 2020 that it has entered into a binding agreement with CVC Capital Partners (“CVC”) to sell all of its interests in RiverStone Europe to CVC Strategic Opportunities Fund II in a transaction that, subject to customary closing conditions, including various regulatory approvals, is expected to close in early 2021.  Fairfax has informed Seaspan Corporation that up to 9,018,474 Common Shares of Atlas Corp., $13.0 million principal amount of Seaspan Corporation’s 5.50% Senior Notes due 2025 or $12.0 million principal amount of Seaspan Corporation’s 5.50% Senior Notes due 2026 may be transferred as part of the sale transaction involving RiverStone Europe.  Fairfax has undertaken that it will retain full operational control over any such securities of Atlas Corp. or Seaspan Corporation transferred as part of the RiverStone Europe transaction, including having sole control over all transfer, voting and related matters.

Press Releases

Attached as Exhibits 99.1 and 99.2, under Part II of this Report, are copies of announcements of Atlas Corp. and Seaspan Corporation, dated December 7, 2020 and December 16, 2020, respectively, which are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: December 16, 2020	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

PART II — OTHER INFORMATION…………………………………………………………………………..      38

Item 1 — Exhibits………………………………………………………………………………………………...      38

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars)

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$169.7	$195.0
Accounts receivable	15.9	18.7
Due from related party (note 2)	8.0	—
Prepaid expenses and other	30.9	31.8
Net investment in lease (note 3)	10.5	35.2
	235.0	280.7

Vessels (note 4)	6,461.8	5,707.1
Right-of-use assets (note 5)	868.1	957.2
Net investment in lease (note 3)	421.6	723.6
Goodwill	75.3	75.3
Other assets (note 6)	200.8	173.1
	$8,262.6	$7,917.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$100.7	$83.4
Deferred revenue	20.2	20.3
Long-term debt - current (note 7)	236.3	363.7
Operating lease liabilities - current (note 8)	158.7	159.7
Other financing arrangements - current (note 9)	57.7	134.6
Other long-term liabilities - current	3.8	7.8
	577.4	769.5

Long-term debt (note 7)	2,986.1	2,696.9
Operating lease liabilities (note 8)	696.7	782.6
Other financing arrangements (note 9)	738.9	373.9
Other long-term liabilities	10.7	11.2
Derivative instruments (note 15(c))	68.3	50.2
Total liabilities	5,078.1	4,684.3
Shareholders’ equity (note 10):
Share capital	2.5	2.5
Treasury shares	—	(0.4)
Additional paid in capital	3,556.7	3,452.9
Deficit	(354.1)	(200.7)
Accumulated other comprehensive loss	(20.6)	(21.6)
	3,184.5	3,232.7
	$8,262.6	$7,917.0

Basis of presentation (note 1(a))

Commitments and contingencies (note 13)

Subsequent events (note 16)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	$305.9	$282.7	$902.2	$843.5
Operating expenses (income):
Ship operating	67.3	56.8	180.8	170.4
Depreciation and amortization	73.6	63.9	212.9	189.9
General and administrative	7.0	7.7	22.8	23.3
Operating leases (note 8)	36.0	38.2	111.3	116.3
Income related to modification of time charters	—	—	—	(227.0)
	183.9	166.6	527.8	272.9
Operating earnings	122.0	116.1	374.4	570.6
Other expenses (income):
Interest expense	40.7	52.4	134.5	170.5
Interest income	(0.3)	(2.0)	(1.2)	(8.2)
Loss on derivative instruments (note 15(c))	2.2	22.1	34.0	37.7
Other expenses	1.1	0.6	2.0	2.4
	43.7	73.1	169.3	202.4
Net earnings	$78.3	$43.0	$205.1	$368.2

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net earnings	$78.3	$43.0	$205.1	$368.2
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 15(c))	0.3	0.3	1.0	0.8
Comprehensive income	$78.6	$43.3	$206.1	$369.0

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended September 30, 2020

					Accumulated
	Number of		Additional		other	Total
	common	Common	paid-in		comprehensive	shareholders'
	shares	shares	capital	Retained earnings	loss	equity
Balance, June 30, 2020	249,219,800	$2.5	$3,556.0	$(432.4)	$(20.9)	$3,105.2
Net earnings	—	—	—	78.3	—	78.3
Other comprehensive income	—	—	—	—	0.3	0.3
Share-based compensation expense: Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	0.7	—	—	0.7
Balance, September 30, 2020	249,219,800	$2.5	$3,556.7	$(354.1)	$(20.6)	$3,184.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended September 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, June 30, 2019, carried forward	1,983,585	$49.0	215,617,526	33,275,570	$2.2	$0.3	$(0.4)	$3,450.0	$(224.9)	$(22.1)	$3,205.1
Net earnings	—	—	—	—	—	—	—	—	43.0	—	43.0
Other comprehensive income	—	—	—	—	—	—	—	—	—	0.3	0.3
Dividends on Class A common shares	—	—	—	—	—	—	—	—	(27.0)	—	(27.0)
Dividends on preferred shares (Series D, Series E, Series G, Series H, Series I)	—	—	—	—	—	—	—	—	(18.2)	—	(18.2)
Accretion of puttable preferred shares with holder put option	—	0.3	—	—	—	—	—	—	(0.3)	—	(0.3)
Exercise of puttable preferred shares with holder put option	(1,923,585)	(47.8)
Cancellation of put option on puttable preferred shares	(60,000)	(1.5)	—	60,000	—	—	—	1.5	—	—	1.5
Shares issued through dividend reinvestment program	—	—	30,494	—	—	—	—	0.3	—	—	0.3
Share-based compensation expense: Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	1,195	—	—	—	—	0.7	(0.2)	—	0.5
Balance, September 30, 2019	—	$—	215,649,215	33,335,570	$2.2	$0.3	$(0.4)	$3,452.5	$(227.6)	$(21.8)	$3,205.2

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Nine months ended September 30, 2020

		Number of		Non-				Accumulated
	Number of	non-puttable		puttable		Additional		other	Total
	common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31 , 2019 , carried forward	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change	—	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	2.2	0.3	(0.4)	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	—	205.1	—	205.1
Other comprehensive income	—	—	—	—	—	—	—	1.0	1.0
Capital contribution from Atlas	—	—	—	—	—	100.0	—	—	100.0
Cancellation of preferred shares	33,335,570	(33,335,570)	0.3	(0.3)	—	—	—	—	—
Dividends on Class A common shares	—	—	—	—	—	—	(342.9)	—	(342.9)
Dividends on preferred shares (Series D, Series E, Series G, Series H, Series I)	—	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,943	—	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense: restricted common shares, phantom share units, restricted stock units and stock options	162,910	—	—	—	—	3.7	—	—	3.7
Treasury shares	37,778	—	—	—	0.4	—	—	—	0.4
Deconsolidation of Atlas	-	—	—	—	—	—	3.6	—	3.6
Balance, September 30, 2020	249,219,800	—	2.5	$—	$—	$3,556.7	$(354.1)	$(20.6)	$3,184.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Nine months ended September 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	$—	—	—	—	—	—	—	181.0	—	181.0
Adjusted balance, December 31, 2018	1,986,449	48.1	176,835,837	33,272,706	1.8	0.3	$(0.4)	3,126.5	(464.6)	(22.6)	2,641.0
Net earnings	—	—	—	—	—	—	—	—	368.2	—	368.2
Other comprehensive income	—	—	—	—	—	—	—	—	—	0.8	0.8
Exercise of warrants			38,461,539		0.4			321.2			321.6
Fees and expenses in connection with issuance of 2019 warrants								(0.2)		—	(0.2)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	(76.0)	—	(76.0)
Dividends on preferred shares (Series D, Series E, Series G, Series H, Series I)	—	—	—	—	—	—	—	—	(53.7)	—	(53.7)
Accretion of puttable preferred shares with holder put option	—	1.2	—	—	—	—	—	—	(1.2)	—	(1.2)
Exercise of puttable preferred shares with holder put option	(1,923,585)	(47.8)							—
Cancellation of put option on puttable preferred shares	(62,864)	(1.5)	—	62,864	—	—	—	1.6	—	—	1.6
Shares issued through dividend reinvestment program	—	—	95,291	—	—	—	—	0.9	—	—	0.9
Share-based compensation expense: Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	257,799	—	—	—	—	2.6	(0.4)	—	2.2
Treasury shares	—	—	(1,251)	—	—	—	—	—	—	—	—
Balance, September 30, 2019	—	$—	215,649,215	33,335,570	$2.2	$0.3	$(0.4)	$3,452.5	$(227.6)	$(21.8)	$3,205.2

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States Dollars)

	Three months ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash from (used in):
Operating activities:
Net earnings	$78.3	$43.0	$205.1	$368.2
Items not involving cash:
Depreciation and amortization	73.6	63.9	212.9	189.9
Change in right-of-use asset	30.3	28.0	89.1	83.4
Non-cash interest expense and accretion	9.1	7.7	26.9	22.6
Unrealized change in derivative instruments	(4.6)	(0.4)	18.3	(13.7)
Amortization of acquired revenue contracts	4.6	4.0	12.7	9.8
Other	2.0	3.1	5.7	7.8
Changes in assets and liabilities:
Accounts receivable	11.0	0.5	(24.2)	4.5
Net investment in lease	2.7	11.2	10.5	33.2
Prepaid expenses and other	3.0	1.6	(1.2)	4.0
Deferred dry-dock	(14.7)	(4.3)	(50.8)	(13.4)
Other assets	0.8	(1.3)	(2.4)	1.0
Accounts payable and accrued liabilities	(10.4)	(3.9)	8.3	(0.4)
Deferred revenue	3.4	0.9	0.3	(19.4)
Operating lease liabilities	(29.2)	(30.6)	(86.9)	(83.7)
Derivative instruments	6.8	22.5	15.7	51.4
Cash from operating activities	166.7	145.9	440.0	645.2
Financing activities:
Repayment of credit facilities	(127.2)	(379.8)	(613.6)	(1,635.2)
Draws on credit facilities	188.2	115.9	950.1	734.9
Notes and warrants issued	—	—	100.0	250.0
Proceeds from exercise of warrants	—	—	—	250.0
Redemption of preferred shares		(47.8)	—	(47.8)
Financing fees	(4.8)	(7.9)	(13.7)	(23.6)
Dividends on common shares	(48.0)	(26.7)	(322.9)	(75.1)
Dividends on preferred shares	—	(18.2)	(16.8)	(53.7)
Capital contribution from Atlas	—	—	100.0	—
Cash from (used in) financing activities	8.2	(364.5)	183.1	(600.5)
Investing activities:
Acquisition of / additions to vessels	(151.7)	(3.5)	(584.5)	(9.8)
Short-term investments	—	0.1	—	2.5
Prepayment on vessel purchase	(4.4)	(6.6)	(40.2)	(6.6)
Payment on settlement of interest swap agreements	(5.4)	(104.8)	(13.5)	(122.1)
Other assets	(0.5)	(1.2)	(12.4)	(6.8)
Cash used in investing activities	(162.0)	(116.0)	(650.6)	(142.8)
Increase (decrease) in cash and cash equivalents and restricted cash	12.9	(334.6)	(27.5)	(98.1)
Cash and cash equivalents and restricted cash, beginning of period	156.9	607.9	197.3	371.4
Cash and cash equivalents and restricted cash, end of period	$169.8	$273.3	$169.8	$273.3

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

Atlas Corp. (“Atlas”) is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 solely for the purpose of facilitating the holding company reorganization described below. Atlas was a direct, wholly owned subsidiary of Seaspan Corporation (“the Company”) for the period from the date of incorporation on October 1, 2019 to December 31, 2019.

On November 20, 2019, the Company entered into an Agreement and Plan of Merger with Atlas, then a wholly owned subsidiary of the Company, and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of the Company’s corporate structure into a holding company structure, pursuant to which the Company would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, the Reorganization was completed and the Company became a wholly owned subsidiary of Atlas. Common and preferred shares of the Company held by previous shareholders were cancelled and re-issued to Atlas as common shares on a one-for-one basis. Concurrently, the previous shareholders were issued an equal number of Atlas common and preferred shares respectively, maintaining the same number of shares and ownership percentage held in the Company immediately prior to the Reorganization. Atlas assumed all of the Company’s share purchase warrants and equity plans and will perform all relevant obligations.

The accompanying interim financial information of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2019 audited annual consolidated financial statements except as described below. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2019 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in Atlas’s 2019 Annual Report on Form 20-F.

(b)	Recent accounting pronouncements:

Measurement of credit loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies (continued):
(b)	Recent accounting pronouncements (continued):

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact this guidance.

(c)	Comparative information:

Certain prior period information has been reclassified to conform with current financial statement preparation.

2.	Related party transactions:

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

On February 28, 2020, the Company issued to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”), in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due 2027 (the “2027 Fairfax Notes”) (note 7(d)).

For the three and nine months ended September 30, 2020, interest expense related to the 5.50% senior notes due 2025 (the “2025 Notes”), the 5.50% senior notes due 2026 (the “2026 Notes”) and the 2027 Fairfax Notes, excluding amortization of the debt discount, was $8,221,000 and $23,864,000, respectively (September 30, 2019 - $6,875,000 and $20,052,000, respectively).

Transactions with Atlas Corp.

On February 28, 2020, the Reorganization was completed. During the three and nine months ended September 30, 2020, the Company declared dividends of nil and $316,000,000 respectively to Atlas. The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to shareholders of its common and preferred shares, which during the three and nine months ended September 30, 2020 were $48,000,000 and $96,000,000.

In March 2020, the Company received a capital contribution of $100,000,000 from Atlas.

The Company routinely makes payments for expenses on behalf of Atlas. As of September 30, 2020, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms.

Atlas grants restricted shares, restricted stock units and stock options to the Company’s employees under the Atlas Stock Incentive Plan (note 10). The value of the awards granted to the Company’s employees is considered a capital contribution from Atlas. During the three and nine months ended September 30, 2020, the Company recognized capital contribution of $677,000 and $3,539,000, respectively.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.	Net investment in lease:

	September 30,	December 31,
	2020	2019
Undiscounted lease receivables	$784.3	$1,224.2
Unearned interest income	(352.2)	(465.4)
Net investment in lease	$432.1	$758.8

	September 30,	December 31,
	2020	2019
Lease receivables	$432.1	$608.8
Unguaranteed residual value	-	150.0
Net investment in lease	432.1	758.8
Current portion of net investment in lease	(10.5)	(35.2)
Net investment in lease	$421.6	$723.6

In November 2019, the Company entered into an agreement to acquire six vessels and their existing fixed-rate bareboat charters. Five vessels were delivered in December 2019 and one vessel was delivered in January 2020. The acquired bareboat charter agreements included the option for the charterer to purchase each vessel for an amount equal to fair market value, subject to minimum and maximum purchase prices at the end of their respective lease terms. At the date of acquisition, it was determined that the customer was reasonably certain to exercise these purchase options. Accordingly, these leases were classified as sales-type leases and accounted for as a disposition of vessels upon their respective delivery dates.

In February 2020, the bareboat charters were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.

At September 30, 2020, the minimum lease receivable from direct financing leases are as follows:

Remainder of 2020	$11.2
2021	44.3
2022	44.3
2023	44.3
2024	44.5
Thereafter	595.7
$784.3

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.	Vessels:

		Accumulated	Net book
September 30, 2020	Cost	depreciation	value
Vessels	$8,965.0	$(2,503.2)	$6,461.8

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Vessels	$8,018.5	$(2,311.4)	$5,707.1

In February 2020, sales-type leases related to six bareboat charters were re-assessed to be operating leases at lease modification. Accordingly, vessels of $377,393,000 were reclassified to vessels and recorded at a value equal to the net investment in leases derecognized (note 3).

In March 2020, the Company took delivery of two 12000 TEU vessels, for an aggregate purchase price of $186,143,500.

In April 2020, the Company took delivery of two 12000 TEU vessels for an aggregate purchase price of $184,628,000 and one 9600 TEU vessel for an aggregate purchase price of $33,100,000.

In August 2020 and September 2020, the Company took delivery of two 13000 TEU vessels for an aggregate purchase price of $146,500,000.

5.	Right-of-use assets:

September 30,2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(197.8)	$863.1
Other operating leases	8.1	(3.1)	5.0
Right-of-use assets	$1,069.0	$(200.9)	$868.1

December 31,2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Other operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

During the three and nine months ended September 30, 2020, the change in right-of-use assets was $30,259,000 and $89,107,000, respectively.

6.	Other assets:

	September 30, 2020	December 31, 2019
Intangible assets (a)	$81.1	$94.0
Deferred dry-dock (b)	74.8	41.3
Other	44.9	37.8
Other assets	$200.8	$173.1

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

6.	Other assets (continued):

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts.  During the three and nine months ended September 30, 2020, the Company recorded $3,229,000 and $8,719,000 respectively (September 30, 2019 – $4,992,000 and $14,781,000 respectively) of amortization related to time charter contracts.

Future amortization related to time charter contracts is as follows:

Remainder of 2020	$4.4
2021	17.7
2022	16.1
2023	12.4
2024	9.7
Thereafter	15.6
$75.9

(b)	Deferred dry-dock:

During the nine months ended September 30, 2020, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2019	$41.3
Cost incurred	51.1
Amortization expensed	(17.6)
September 30, 2020	$74.8

7.	Long-term debt:

	September 30,	December 31,
	2020	2019
Long-term debt:
Revolving credit facilities (a) (c)	$796.4	$867.0
Term loan credit facilities (b) (c)	1,912.3	1,799.4
Senior unsecured notes	80.0	80.0
Fairfax Notes (d)	600.0	500.0
	3,388.7	3,246.4
Fair value adjustment on term loan credit facilities (b)	—	(0.1)
Debt discount on Fairfax Notes (d)	(136.0)	(150.9)
Deferred financing fees	(30.3)	(34.8)
Long-term debt	3,222.4	3,060.6
Current portion of long-term debt	(236.3)	(363.7)
Long-term debt	$2,986.1	$2,696.9

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

7.	Long-term debt (continued):
(a)	Revolving credit facilities:

On July 2, 2020, the Company entered into a $150,000,000 revolving credit facility, refinancing a $150,000,000 revolving credit facility due to mature in August 2020. The new facility matures on July 2, 2022 and can increase to a maximum capacity of $200,000,000, subject to additional commitments.

As at September 30, 2020, the Company had four revolving credit facilities available which provided for aggregate borrowings of up to $963,408,000 (December 31, 2019 – $987,012,000), of which $167,000,000 (December 31, 2019 - $120,000,000) was undrawn.

For the Company’s revolving credit facilities, the one month and three month average LIBOR was 0.5% and 0.2%, respectively (December 31, 2019 – 1.8% and 1.9%) and the margins ranged between 0.5% and 2.3% (December 31, 2019 – 0.5% and 2.3%) as at September 30, 2020.

The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 1.9% at September 30, 2020 (December 31, 2019 – 2.9%). Interest payments are made monthly, quarterly or semi-annually.

The following is a schedule of future minimum repayments of revolving facilities as of September 30, 2020:

Remainder of 2020	$24.3
2021	50.7
2022	392.2
2023	82.2
2024	247.0
$796.4
(b)	Term loan credit facilities:

In February 2020 and March 2020, the Company increased the aggregate commitment under an existing term loan credit facility, which matures on December 30, 2025, by $100,000,000. The outstanding balance is secured by a portfolio of vessels, which also secures some of the Company’s other credit facilities.

For the Company’s term loan credit facilities, the three month and six month average LIBOR was 0.3% and 0.3%, respectively (December 31, 2019 – 2.0% and 2.1%, respectively) and the margins ranged between 0.4% and 4.3% as at September 30, 2020 (December 31, 2019 – 0.4% and 4.3%).

For certain of our term loan credit facilities with a total principal outstanding of $43,163,000 (December 31, 2019 - $52,743,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 2.4% at September 30, 2020 (December 31, 2019 – 4.0%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

7.	Long-term debt (continued):
(b)	Term loan credit facilities (continued):

The following is a schedule of future minimum repayments of term loan credit facilities as of September 30, 2020:

Remainder of 2020	$45.9
2021	272.6
2022	174.3
2023	263.4
2024	860.0
Thereafter	296.1
$1,912.3
(c)	Credit facilities – other:

As of September 30, 2020, the Company’s credit facilities were secured by first-priority mortgages granted on 70 of its vessels together with other related security. Certain facilities are secured by a portfolio of vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements. The security for each of the Company’s current secured credit facilities may include:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over certain related retention accounts, if applicable.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined.

Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at September 30, 2020.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

7.	Long-term debt (continued):
(d)	Fairfax Notes:

On February 28, 2020, pursuant to a subscription agreement, the Company issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of senior notes, which bear interest at a fixed rate of 5.50% per annum and matures on March 1, 2027. On or after February 28, 2025, the 2027 Fairfax Notes can be redeemed, in full or in part, at the option of the Company.

The 2025 Notes, 2026 Notes, and 2027 Fairfax Notes (together, the “Fairfax Notes”), allow Fairfax to call for early redemption some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. On February 5, 2020, Fairfax waived its Annual Put Right to call for early redemption of the 2025 Notes and 2026 Notes on the relevant 2021 anniversary dates. Therefore, the 2025 Notes and 2026 Notes are not puttable until their respective anniversary dates in 2022. The Annual Put Right on the 2027 Fairfax Notes commences in 2021 related to the anniversary date in 2022. On December 10, 2020, Fairfax waived its Annual Put Right to call for early redemption of the Fairfax Notes on their respective 2022 anniversary dates.

The Fairfax Notes are secured by ownership interest in certain subsidiaries of the Company.

8.	Operating lease liabilities:

	September 30,	December 31,
	2020	2019
Operating lease commitments	$957.7	$1,107.6
Impact of discounting	(151.5)	(184.4)
Impact of changes in variable rates	49.2	19.1
Operating lease liabilities	$855.4	$942.3
Current portion of operating lease liabilities	(158.7)	(159.7)
Operating lease liabilities	$696.7	$782.6

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

8.	Operating lease liabilities (continued):

Operating lease costs related to vessel sale-leaseback transactions are summarized as follows:

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Lease costs:		.
Operating lease costs	$40.5	$40.1	$120.6	$120.3
Variable lease adjustments	(4.2)	(1.0)	(8.0)	(1.5)

Other information:
Operating cash outflow used for operating leases	35.2	38.8	110.2	115.2
Weighted average discount rate	4.8%	4.8%	4.8%	4.8%
Weighted average remaining lease term (years)	7 years	8 years	7 years	8 years

9.	Other financing arrangements:

	2020	2019
Other financing arrangements	$808.3	$513.8
Deferred financing fees	(11.7)	(5.3)
Other financing arrangements	796.6	508.5
Current portion of other financing arrangements	(57.7)	(134.6)
Other financing arrangements	$738.9	$373.9

In February 2020, the Company entered into an agreement to acquire four 12000 TEU vessels. In March 2020, the Company entered into financing arrangements for these vessels, with an aggregate commitment of $337,732,000.

In March 2020, two of these vessels were delivered and funding of $169,556,000 was provided through the associated financing arrangement. In April 2020, the Company took delivery of the remaining two of these vessels and funding of $168,176,000 was provided through the associated financing arrangement.

In July 2020, the Company entered into agreements to acquire two 13000 TEU vessels, which were delivered in August and September 2020. In August 2020, in connection with these vessels, the Company entered into financing arrangements, with an aggregate commitment of $138,225,000. Funding was received upon delivery.

In these financing arrangements, titles to the vessels were transferred to the financing counterparty upon delivery and the vessels were leased back through bareboat charters for a period of 10 years. The Company is required to purchase the vessels at the end of their respective lease terms. As a result, the transactions are deemed to be failed sales, for accounting purposes. Consequently, the Company has not derecognized the vessels. The funding received from the financing arrangements was included as a financial liability, repaid through bareboat charter hire payments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.	Other financing arrangements (continued):

Based on amounts funded, payments due to lessors would be as follows:

Remainder of 2020	$14.5
2021	58.2
2022	58.2
2023	58.2
2024	58.2
Thereafter	561.0
$808.3

10.	Share capital:

In February 2020, the Company completed a reorganization whereupon it became a wholly owned subsidiary of Atlas, a newly formed entity, to establish a holding company structure. Holders of the Company’s common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis, maintaining the same number of shares, ownership percentage and associated rights and privileges as they held of Seaspan immediately prior to the Reorganization. The Company’s common shares and preferred shares were cancelled and re-issued to Atlas as common shares.

In addition, Atlas assumed all of the Company’s share purchase warrants and equity plans and will perform all relevant obligations as part of the Atlas Stock Incentive Plan. The Company’s management have been provided with the following as part of the Atlas Stock Incentive Plan.

(a)	Restricted shares:

On September 30, 2020, 40,000 restricted shares of Atlas previously issued were forfeited.

(b)	Restricted stock units:

Under the Atlas Stock Incentive Plan, Atlas may grant restricted stock units to eligible participants which may include officers and employees of the Company and its subsidiaries. The restricted stock units generally vest over one or more years, in equal tranches on each anniversary date of the date of the grant. Upon vesting of the restricted stock units, the participant will receive common shares.

In June 2020, Atlas granted the Chief Executive Officer of Atlas and the Company, 1,500,000 Atlas restricted stock units. The restricted stock units vest in five tranches annually over five years beginning December 31, 2021 and have a grant date fair value of $7.25 per unit.

In September 2020, 31,799 Atlas restricted stock units granted in 2019 and 2020 were forfeited.

(c)	Stock options:

In June 2020, Atlas granted the Chief Executive Officer of Atlas and the Company stock options to acquire 1,500,000 common shares of Atlas at an exercise price of $7.80 per share. The stock options vest in five tranches annually over five years beginning December 31, 2021 and expire on June 24, 2030 with a weighted average grant date fair value of $2.57 per option.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

11.	Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Interest paid	$33.5	$43.8	$109.1	$146.9
Interest received	0.2	2.0	1.3	7.8
Undrawn credit facility fee paid	—	0.7	0.5	1.1
Non-cash transactions:
Non-cash dividend to Atlas	—	—	20.0	—
Reclassification on lease modification	—	—	377.4	—
Refinancing of existing term loan credit facility with draws made on new debt	—	6.1	—	261.1
Commencement of sales-type lease	—	—	57.0	—
Delivery of vessels with prepayments	—	—	42.4	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	September 30,
	2020	2019
Cash and cash equivalents	$169.7	$258.9
Restricted cash included in other assets	0.1	14.4
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$169.8	$273.3

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.	Revenue:

For the three and nine months ended September 30, 2020, revenue consists of $295,100,000 and $870,100,000 related to charter revenue from operating leases and $10,800,000 and $32,100,000 related to interest income from direct financing leases and other revenue, respectively.

For the three and nine months ended September 30, 2019, revenue consists of $273,900,000 and $817,200,000 related to charter revenue from operating leases and $8,800,000 and $26,300,000 related to interest income from direct financing leases, respectively.

At September 30, 2020, the minimum future revenues to be received on committed charters and to be earned related to interest income from direct financing leases are as follows:

	Charter revenue to be received from operating leases(1)	Interest income to be earned from direct financing leases(2)	Total committed revenue
Remainder of 2020	$291.9	$9.3	$301.2
2021	1,018.6	36.1	1,054.7
2022	797.9	34.4	832.3
2023	563.7	32.5	596.2
2024	403.2	30.3	433.5
Thereafter	527.1	208.9	736.0
	3,602.4	351.5	3,953.9
(1)	Minimum future operating lease revenue includes payments from signed charter agreements relating to vessel commitments as at September 30, 2020 (note 13(b)).
(2)

Minimum future interest income includes direct financing leases currently in effect. These amounts exclude committed revenue from a sales-type lease of approximately $92,000,000 related to an 18-year bareboat charter with a daily rate of $23,350 commencing in 2021 for a vessel that has not been delivered as of September 30, 2020 (note 13(b)).

Minimum future revenues to be received on committed charters assume 100% utilization, extensions only at the Company’s unilateral option and sole discretion and no renewals.

13.	Commitments and contingencies:
(a)	Operating leases:

At September 30, 2020, the commitment under operating leases for vessels is $951,963,000 for the remainder of 2020 to 2029 and for office leases is $5,708,000 for the remainder of 2020 to 2024. Total commitments under these leases are as follows:

Remainder of 2020	$35.7
2021	144.3
2022	141.6
2023	144.1
2024	147.7
Thereafter	344.3
$957.7

For operating leases indexed to three months LIBOR, commitments under these leases are calculated using the LIBOR in place as at September 30, 2020 for the Company.

(b)	Vessel commitment

The Company entered into agreements to purchase two 12000 TEU containerships for aggregate purchase price of approximately $176,000,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,
	2020	2019
COSCO	$95.5	$102.2
Yang Ming Marine	64.8	65.1
ONE	64.2	48.3
Other	81.4	67.1
	$305.9	$282.7

	Nine months ended September 30,
	2020	2019
COSCO	$300.4	$301.1
Yang Ming Marine	190.9	192.5
ONE	172.3	152.5
Other	238.6	197.3
	$902.2	$843.5

15.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of September 30, 2020, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,662,728,000 (December 31, 2019 - $2,624,711,000) and the carrying value is $2,708,656,000 (December 31, 2019 - $2,666,274,000). As of September 30, 2020, the fair value of the Company’s operating lease liabilities is $853,323,000 (December 31, 2019 - $940,032,000) and the carrying value is $855,422,000 (December 31, 2019 - $942,308,000). As of September 30, 2020, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $825,045,000 (December 31, 2019 - $553,754,000) and the carrying value is 808,160,000 (December 31, 2019 - $513,771,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of September 30, 2020, the fair value of the Company’s senior unsecured notes is $80,670,000 (December 31, 2019 – $82,816,000) and the carrying value is $80,000,000 (December 31, 2019 – $80,000,000). The fair value of senior unsecured notes is calculated based on expected interest payments and payment on maturity, discounted by the relevant market fixed rate appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):
(a)	Fair value (continued):

As of September 30, 2020, the aggregate fair value of the 2025 Notes and 2026 Notes was $534,374,000 (December 31, 2019 – $525,591,000) and the aggregate carrying value was $364,026,000, net of debt discount (December 31, 2019 – $349,106,000, net of debt discount). The Annual Put Right features included in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Seaspan-specific credit risk. The fair values of the 2025 Notes and 2026 Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. As of September 30, 2020, the fair value of the 2027 Fairfax Notes issued in February 2020 was $100,772,000 and the carrying value was $100,000,000. The Annual Put Right feature included in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative. Its fair value is calculated using the present value of expected principal repayments and interest discounted by relevant market rates. As a result, the 2027 Fairfax Notes are categorized as Level 2 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

As of September 30, 2020, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2020 (in millions of US dollars)	Maximum notional amount(1) (in millions of US dollars)	Effective date	Ending date
5.4200%	$318.0	$318.0	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	100.8	100.8	June 23, 2010	December 23, 2021	(2)
1.4900%	30.1	30.1	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $22,365,000 would be settled in cash in the next 12 months on interest rate swaps maturing after September 30, 2020. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):
(c)	Derivative assets and liabilities:

The following provides information about the Company’s derivatives:

	September 30,	December 31,
	2020	2019
Fair value of financial instruments liability
Interest rate swaps	$68.3	$49.3
Derivative put instruments	—	0.9

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Earnings (loss) on derivatives recognized in net earnings:
Interest rate swaps	$(2.2)	$(23.4)	$(34.9)	$(61.5)
Derivative put instruments	—	1.3	0.9	23.8

Loss reclassified from AOCL to net earnings (1)
Interest expense	—	(0.1)	(0.2)	(0.2)
Depreciation and amortization	(0.3)	(0.2)	(0.8)	(0.6)
(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,201,000.

16.	Subsequent events:

(a)

In October 2020, the Company entered into a sustainability-linked term loan facility in an aggregate principal of up to $200,000,000. The term loan matures on October 14, 2026 with payments due quarterly. The term loan is secured by a portfolio of vessels, which also secures some of the Company's other credit facilities. No amounts have been borrowed under the facility to date. This facility was upsized to $250,000,000 in December 2020.

(b)

In October and November 2020, the Company received delivery of two 12000 TEU vessels. Upon delivery of the vessels, the Company received funding from sale-leaseback financing arrangements of $158,400,000 and entered into time charter agreements with ZIM Integrated Shipping and Hapag-Lloyd.

(c)	In October 2020, the Company early terminated a sale-leaseback financing arrangement secured by one 11000 TEU vessel.

(d)	In October 2020, the Company paid dividends of $47,000,000 to Atlas.

(e)

In November 2020, the Company entered into agreements with a shipyard to build five 12000 TEU vessels. In connection with the newbuild vessels, the Company entered into five 18-year bareboat charter with a customer, at $24,100 per day, with a $25,000,000 purchase obligation, commencing on delivery. This brings our committed revenue to approximately $4.7 billion at the end of November.

(f)	In December 2020, Fairfax has undertaken to not exercise the Annual Put Right to call for early redemption of Fairfax Notes on their respective 2022 anniversary dates.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company included in Atlas’ Annual Report on Form 20-F for the year ended December 31, 2019. The Atlas 2019 Annual Report was filed with the U.S. Securities and Exchange Commission, on April 13, 2020. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term charters. As at September 30, 2020, we operated a fleet of 125 vessels that have an average age of approximately seven years, on a TEU weighted basis.

Customers for our operating fleet as at September 30, 2020 were as follows:

Customers for Current Fleet	Number of vessels under charter as at September 30, 2020	TEUs under charter as at September 30, 2020
Arkas	1	4,250
CMA CGM	15	126,700
COSCO	39	274,250
Hapag-Lloyd	11	93,000
KMTC	1	4,250
Maersk	11	62,750
MSC	5	55,000
ONE	25	204,750
Yang Ming Marine	16	220,000
ZIM	1	4,250

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding our fleet as of September 30, 2020:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(7)	Average Remaining Charter Period (Years)(1)(7)	Average Daily Charter Rate (in thousands of USD)	Days Off- Hire(5)	Total Ownership Days(6)
2500-3500	14	6	12.1	0.7	9.9	29	1,288
4250-5100(2)	33	18	13.1	0.6	11.9	55	3,036
8500-9600(3)	16	2	10.4	3.1	31.8	37	1,472
10000-11000(4)	33	2	4.7	4.5	31.4	34	3,036
12000-13100	14	-	6.9	3.9	48.1	2	1,176
14000+	15	2	4.5	5.2	48.3	-	1,380
Total/Average	125	30	7.2	3.7	27.8	157	11,388

(1)	Excludes options to extend charter.
(2)	Includes 1 vessel on bareboat charter.
(3)	Includes 3 vessels on bareboat charter.
(4)	Includes 8 vessels on bareboat charter.
(5)	Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter during the three months ended September 30, 2020.

(6)	Total Ownership Days for the three months ended September 30, 2020 includes time charters and bareboat charters and excludes days prior to the initial charter hire date.
(7)	Averages shown are weighted by TEU.

Significant Developments During the Nine Months ended September 30, 2020

Reorganization

On November 20, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas, then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly-owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of the Company’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly-owned subsidiary of Atlas.

On February 27, 2020, the Reorganization was completed and was implemented through the merger of Seaspan and the Merger Sub, with us continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas. Holders of our common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of our shares as they held immediately prior to the reorganization.  Atlas assumed all of the Company’s rights and obligations under certain common share purchase warrants held by Fairfax and its affiliates, as well as sponsorship of all of our equity plans.

In connection with the Reorganization, the Company’s common and preferred shares ceased trading on the New York Stock Exchange (the “NYSE”) after markets closed on February 27, 2020, and Atlas’ common and preferred shares commenced trading on the NYSE on February 28, 2020. On March 10, 2020, the Company filed all necessary forms with the SEC to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, and cease to be a U.S. reporting issuer.

Fairfax Investment

On February 28, 2020, we issued to Fairfax, in a private placement, $100.0 million aggregate principal amount of 5.50% senior notes due 2027 (the “2027 Fairfax Notes”).

Significant Developments During the Nine Months ended September 30, 2020 (continued):

The February 28, 2020 investment increases Fairfax’s total investment in us to $1.1 billion. Fairfax’s investment in us is summarized below:

Summary of Fairfax Investments(1)
Investment	Date Issued	Gross Proceeds to Seaspan
2025 Notes(2)	February 14, 2018	$250 million
2018 Warrants(3)	February 14, 2018	$250 million
2026 Notes(2)	January 15, 2019	$250 million
2019 Warrants(4)	January 15, 2019	$250 million
2027 Fairfax Notes(2)	February 28, 2020	$100 million

(1)	Excludes seven-year warrants to purchase 25,000,000 of our common shares at an exercise price of $8.05 per share. These warrants remain unexercised.
(2)

Fairfax has the ability to call for early redemption of some or all of the Fairfax Notes at each anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date. In February 2020, Fairfax waived the Annual Put Options on the 2025 Notes and 2026 Notes related to their respective anniversary dates in 2021.  The Annual Put Option on the 2027 Fairfax Notes commences in 2021, related to the anniversary date in 2022. In December 2020, Fairfax waived its Annual Put Right to call for early redemption of the Fairfax Notes on their relevant 2022 anniversary dates.

(3)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, issued on February 14, 2018 and exercised on July 16, 2018.
(4)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, which were exercised immediately upon issuance on January 15, 2019.

On January 28, 2020, the 2025 Notes and the 2026 Notes were admitted to the official list of Euronext Dublin and are trading on the Global Exchange Market (“GEM”), the exchange regulated market of Euronext Dublin. The 2027 Fairfax Notes were listed for trading on the GEM on March 2, 2020. On March 9, 2020, the 2025 Notes and 2026 Notes ceased to be listed on the NYSE.

Vessel Acquisitions and Deliveries

In November 2019, we entered into agreements to purchase three 10700 TEU vessels and three 9200 TEU vessels (the “Six Vessels”) for approximately $380.0 million in cash. Five vessels were delivered in December 2019 and the sixth vessel was delivered in January 2020. Upon delivery, we assumed the rights and obligations of the sellers under existing bareboat charter agreements for the vessels. In February 2020, these bareboat charter agreements were modified, such that the daily fixed rates were reduced and the charter terms were extended by six years.

In February 2020, we entered into agreements to purchase four 12000 TEU vessels for an aggregate purchase price of $367.0 million in cash. The four vessels, two of which delivered in March and two of which delivered in April 2020, are comprised of three 2018-built vessels and one 2017-built vessel. In connection with these deliveries, we have closed four financing arrangements with total proceeds of approximately $340.0 million. Each financing has an initial term of ten years.

In April 2020, we took delivery of a 2010-built 9,600 TEU containership, at which time it commenced a long-term time charter. We entered into an agreement to purchase this vessel in September 2019, for a purchase price of $33.1 million.

In August and September 2020, we took delivery of two 13000 TEU vessels along with the attached time charters for an aggregate purchase price of $146.5 million. In connection with these deliveries, we closed financing arrangements for approximately $138.2 million and initial terms of 10 years.

We entered into agreements to purchase two 12000 TEU containerships for an aggregate purchase price of $176.0 million, subject to certain terms and conditions. The vessels were delivered in October and November 2020. Upon delivery of the vessels, the Company received funding from sale-leaseback financing arrangements of $158.4 million for initial terms of 10 years and 12 years.

Additional Financings

In February and March 2020, we increased the commitment amount under the vessel portfolio financing by $100.0 million to a total size of $1.8 billion. Proceeds from borrowings are intended to be used to finance or refinance the acquisition of vessels, and for general corporate purposes.

In July 2020, we completed the refinancing of our $150.0 million revolving credit facility, which was due to mature in August 2020. The new facility matures in July 2022 and can increase to a maximum capacity of $200.0 million, subject to additional commitments.

Senior Unsecured Notes

In announcements made on January 17 and February 14, 2020, we announced our intention to delist our outstanding 2025 Notes, 2026 Notes and 7.125% senior unsecured notes due 2027 (the "2027 7.125% Notes" and together with the 2025 Notes and 2026 Notes, the "Notes") from the NYSE and to deregister the Notes under the Securities Exchange Act of 1934, as amended. The last day of trading of the Notes on the NYSE was Monday, March 9, 2020.

Termination of Investment in Swiber Holdings Limited

On March 29, 2019, we entered into a definitive investment agreement to acquire an 80% post-restructured equity interest in Swiber Holdings Limited (“Swiber”) for $10.0 million and, provided certain milestones were met, to invest an additional $190.0 million in Swiber’s LNG-to-power project in Vietnam. Effective January 1, 2020, our investment agreement with Swiber was terminated because certain conditions precedent were not met.

Scrubber Retrofitting Project Completed

In June 2020, we completed its scrubber retrofitting for five 10,000 TEU vessels and five 14,000 TEU vessels, in partnership with two leading global liners.

Changes to Senior Management

In February 2020, we appointed Karen Lawrie as General Counsel.

In June 2020, Torsten Holst Pedersen was appointed as Chief Operating Officer of the Company and Peter Curtis was appointed as Chief Commercial Officer.

In September 2020, Ryan Cameron Courson resigned as Chief Financial Officer of Atlas and Seaspan. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective October 1, 2020.

Current Material Development – Uncertain Impact of COVID-19 Pandemic

A novel strain of coronavirus, COVID-19, was identified in China in late 2019 and has spread globally.  Government authorities in affected regions have taken dramatic actions and mandated restrictions in order to slow the spread of the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and advisories and shutdowns. The COVID-19 pandemic has caused, and is likely to continue to cause economic, market and other disruptions worldwide.

Impact on Operations and Financial Performance

To date, the Company has not experienced any material negative impact to its financial performance as a result of COVID-19.  However, given the unprecedented uncertainty and fluidity of the situation, we are unable to forecast the full impact on our business. We can provide no assurance that the COVID-19 pandemic and the related economic disruption will not have a future material adverse impact on our consolidated results of operations, consolidated financial position, and consolidated cash flows in fiscal 2020 or beyond.

We have a number of vessels whose charters expire during the fourth quarter of 2020 and the first half of 2021 and, subject to market conditions, which have been impacted by COVID-19, we may be unable to charter these vessels at the same rates or for the same length of time as we had previously expected or find suitable employment.  Furthermore, the costs of operations have increased due COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers.  Completion of repairs and significant projects on our vessels, including dry-dockings, has been delayed in some instances.  Should such restrictions and limitations continue for an extended period of time or worsen, our costs of operations may be significantly higher than budgeted and repairs and projects may be further delayed.

Our Response

We have made logistical changes and work with vendors to ensure continued access to equipment and supplies and mitigate costs. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.

Most of our office staff continue to work remotely. We have instituted enhanced safety protocols including suspending all non-essential travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. To the extent employees have returned to our physical offices, the return to office is being done on a gradual basis to ensure social distancing can be maintained and additional protective measures have been implemented, such as protective barriers in high traffic areas and use of personal protective equipment.

We are continuously monitoring the developing situation, as well as our customers’ response thereto, and are making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our company.

Subsequent Events

In October 2020, we entered into a sustainability-linked term loan facility in an aggregate principal of up to $200.0 million. The term loan matures on October 14, 2026 with payments made quarterly. The term loan is secured by a portfolio of vessels, which also secures some of our other credit facilities. No amounts have been borrowed under the facility to date. This facility was upsized to $250.0 million in December 2020.

In October and November 2020, we received delivery of two 12000 TEU vessels. Upon delivery of the vessels, we received funding from sale-leaseback financing arrangements of $158.4 million, and entered into time charter agreements with ZIM Integrated Shipping and Hapag Lloyd.

In October 2020, we early terminated a sale-leaseback financing arrangement secured by one 11000 TEU vessel.

In October 2020, we paid dividends of $47.0 million to Atlas.

In November 2020, we entered into agreements with a shipyard to build five 12,000 TEU vessels. In connection with the newbuild vessels, we entered into five 18-year bareboat charter with a customer, at $24,100 per day, with a $25.0 million purchase obligation, commencing on delivery. This brings our committed revenue to approximately $4.7 billion at the end of November.

In December 2020, Fairfax waived its Annual Put Right to call for early redemption of the Fairfax Notes on their respective 2022 anniversary dates.

Three and Nine Months Ended September 30, 2020 Compared with Three and Nine Months Ended September 30, 2019

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2020.

Our consolidated financial results for the three and nine months ended September 30, 2020 and 2019 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue	$305.9	$282.7	$902.2	$843.5
Ship operating expense	67.3	56.8	180.8	170.4
Depreciation and amortization expense	73.6	63.9	212.9	189.9
General and administrative expense	7.0	7.7	22.8	23.3
Operating lease expense	36.0	38.2	111.3	116.3
Income related to modification of time charters	—	—	—	(227.0)
Operating earnings	122.0	116.1	374.4	570.6
Interest expense	40.7	52.4	134.5	170.5
Net earnings	78.3	43.0	205.1	368.2
Cash from operating activities	166.7	145.9	440.0	645.2

Ownership Days, Operating Days and Vessel Utilization

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership Days increased by 1,084 days and 2,666 days for the three and nine months ended September 30, 2020, compared with the same period in 2019. The increase for three months ended September 30, 2020 was due to the delivery of thirteen vessels between December 2019 and September 2020, which contributed 1,084 days. The increase for the nine months ended September 30, 2020 was due to the delivery of thirteen vessels between December 2019 and September 2020, which contributed 2,554 days, with the remainder due to the additional leap year day gained in February 2020.

Vessel utilization represents the number of operating days as a percentage of ownership days. The following table summarizes Seaspan’s Vessel Utilization for the three months ended September 30, 2020, and its comparative quarters:

	2018	2019				2020
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Vessel Utilization:
Time Charter Ownership Days(1)	9,844	9,630	9,737	9,844	9,791	9,646	10,047	10,284
Bareboat Ownership Days(1)	460	450	455	460	523	1,069	1,092	1,104
Total Ownership Days	10,304	10,080	10,192	10,304	10,314	10,715	11,139	11,388
Less Off-Hire Days:
Scheduled Dry-Docking	(22)	(13)	(54)	(36)	(59)	(131)	(195)	(89)
Unscheduled Off-Hire(2)	(240)	(166)	(71)	(3)	(36)	(90)	(90)	(68)
Ownership Days On-Hire	10,042	9,901	10,067	10,265	10,219	10,494	10,854	11,231
Vessel Utilization	97.5%	98.2%	98.8%	99.6%	99.1%	97.9%	97.4%	98.6%

(1)	Ownership Days for time charters and bareboat charters exclude days prior to initial charter hire date.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization decreased for the three and nine months ended September 30, 2020, compared with the same periods in 2019. The decrease was primarily due to an increase in the number of Scheduled Dry-Docking days and Unscheduled Off-Hire days.

Revenue

Revenue increased by 8.2% to $305.9 million and by 7.0% to $902.2 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The increase was primarily due to revenue contribution from the delivery of thirteen vessels between December 2019 and September 2020.

Ship Operating Expense

Ship operating expense increased by 18.5% to $67.3 million and by 6.1% to $180.8 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The increase was primarily due to growth of the Seaspan operating fleet. The remaining increase relates to timing of crew travel expenses due to COVID-19.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 15.2% to $73.6 million and by 12.1% to $212.9 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The increase was primarily due to the delivery of thirteen vessels between December 2019 and September 2020.

General and Administrative Expense

General and administrative expense decreased by 9.1% to $7.0 million and by 2.1% to $22.8 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The decrease for the three months ended was primarily due to a decrease in professional fees and travel and entertainment expenses resulting from COVID-19.

Operating Lease Expense

Operating lease expense decreased by 5.8% to $36.0 million and by 4.3% to $111.3 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The decrease was primarily due to the decrease in LIBOR.

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,		Change
	2020	2019	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$796.4	$756.0	40.4	5.3%
Term loan credit facilities	1,912.3	1,648.8	263.5	16.0%
Senior unsecured notes	80.0	80.0	-	0.0%
Fairfax Notes	600.0	500.0	100.0	20.0%
Debt discount and fair value adjustment	(136.0)	(155.8)	19.8	12.7%
Long-term obligations under other financing arrangements, excluding deferred financing fees	808.3	609.7	198.6	32.6%
Total borrowings	$4,061.0	$3,438.7	$622.3	18.1%

Interest expense decreased by $11.7 million to $40.7 million and by $36.0 million to $134.5 million for the three and nine months ended September 30, 2020, respectively, compared with the same periods in 2019. The decrease is primarily due to a decrease in LIBOR, partially offset by additional borrowings.

Loss on Derivative Instruments

The change in fair value of derivative instruments resulted in a loss of $2.2 million and $34.0 million for the three and nine months ended September 30, 2020, respectively. The loss for this period was primarily due to a decrease in the LIBOR forward curve and the impact of swap settlements.

The fair value of our interest rate swaps and our Fairfax derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $17.5 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $1.1 million.

The fair value of the Fairfax derivative put instruments at each reporting period is subject to changes in our company specific credit risk and the risk-free yield curve. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Loss on derivative instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in Atlas’s 2019 Annual Report on Form 20-F for additional information.

Liquidity and Capital Resources

Liquidity

As of September 30, 2020, we had total liquidity of $336.7 million, consisting of $169.7 million of cash and cash equivalents and $167.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessel purchase commitments, debt repayments, lease payments, swap settlements, payment of dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 7 “Long-term debt”, note 9 “Other financing arrangements” and note 10 “Share capital” in our Interim Consolidated Financial Statements for additional information.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

Credit Facilities

We primarily use our credit facilities to finance the acquisition of assets. As at September 30, 2020, our credit facilities are secured by first-priority mortgages granted on 70 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of September 30, 2020, we had $2.7 billion outstanding under our revolving credit facilities and term loan credit facilities. In addition, there is $167.0 million available to be drawn under our revolving credit facilities. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.3% as of September 30, 2020.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.3% as of September 30, 2020.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2020.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our assets are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined.

Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at September 30, 2020.

Notes

The Company’s 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and March 1, 2027, respectively. The Fairfax Notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in certain subsidiaries as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2020, Fairfax waived its right to call for early redemption of the outstanding 2025 Notes and 2026 Notes for their anniversary dates in 2021. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2022. The right to call for early redemption with respect to the 2027 Fairfax Notes commences for the anniversary date starting in 2022. In December 2020, Fairfax waived its Annual Put Right to call for early redemption of the Fairfax Notes on their respective 2022 anniversary dates.

Our 7.125% senior unsecured notes due 2027 are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

In the event of certain changes in withholding taxes, at our option, we may redeem our 7.125% senior unsecured notes due 2027 and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the 2025 Notes and the 2026 Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding.  The indenture relating to the 2027 Fairfax Notes provides Fairfax with the right to designate (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding.  Notwithstanding the foregoing, in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) of the preceding sentences is reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) of the preceding sentences is reached.

Other Financing Arrangements

We entered into financing arrangements consisting of financing sale-leaseback with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. Seaspan uses these arrangements to finance the construction and acquisition of vessels.

As of September 30, 2020, we have 11 vessels under these financing arrangements. As of September 30, 2020, these arrangements provided for borrowings of approximately $808.3 million excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If we default, under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in Atlas’ 2019 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net cash flows from operating activities	$166.7	$145.9	$440.0	$645.2
Net cash flows from (used in) financing activities	8.2	(364.5)	183.1	(600.5)
Net cash flows used in investing activities	(162.0)	(116.0)	(650.6)	(142.8)

Operating Cash Flows

Net cash flows from operating activities were $166.7 million and $440.0 million for the three and nine months ended September 30, 2020, respectively, an increase of $20.8 million and decrease of $205.2 million, respectively, compared to the same periods in 2019. Increase in net cash flows for the three months ended September 30, 2020 was primarily due to cash received from the chartering of thirteen additional vessels delivered between December 2019 and September 2020, partially offset by cash outflow on related operating expenses and dry-dock expenditures. Decrease in net cash flows for the nine months ended September 30, 2020 was primarily due to $227.0 million cash received from modification of time charters in April 2019 and additional dry-dock expenditures in 2020, partially offset by net cash flow from the chartering of thirteen additional vessels delivered between December 2019 and September 2020.

Financing Cash Flows

Net cash flows from financing activities were $8.2 million and $183.1 million for the three and nine months ended September 30, 2020. This represents a net increase in cash flows from financing activities of $372.7 million and $783.6 million, respectively, compared to the same period in 2020. Increase for the three months ended September 30, 2020 was primarily due to other financing arrangements related to two vessel purchases and lower debt repayments, partially offset by lower amounts drawn on portfolio financing facilities. Increase for the nine months ended September 30, 2020 was primarily due to other financing arrangements related to six vessel purchases and lower debt repayments, partially offset by lower proceeds from notes and warrants issued.

Investing Cash Flows

Net cash flows used in investing activities were $162.0 million and $650.6 million for the three and nine months ended September 30, 2020, respectively, an increase of $46.0 million and $507.8 million, respectively, compared to the same periods in 2019.  Increase in cash used was primarily due to the purchase of two and seven vessels during the three and nine months periods ended, respectively, partially offset by lower payments on settlement of interest swaps.

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and nine months ended September 30, 2020, we completed seven and twenty-five dry-dockings, respectively. For the remainder of 2020, we expect one additional vessel to complete regularly scheduled dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2019 Annual Report for factors that may affect our future capital expenditures and results.

In October 2020, cash dividends were paid as indicated under “Subsequent Events”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in Atlas’ 2019 Annual Report.

Recently adopted accounting pronouncements

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

Recent accounting pronouncements

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact this guidance.

Off-Balance Sheet Arrangements

As at September 30, 2020, we did not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended) concerning our operations, cash flows and financial position. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in Atlas’s 2019 Annual Report on Form 20-F and the Risk Factor Update in Atlas’s Report on Form 6-K for the quarter ended September 30, 2020.

These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of Atlas shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•

any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on the demand for the services of our containerships or on our customers’ ability to charter our vessels and pay for our services;

•	the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the container shipping industry;
•	a major customer experiencing financial distress, particularly related to the COVID-19 pandemic;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic
•	the values of our vessels and other factors or events that trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’s 2019 Annual Report on Form 20-F and the Risk Factor Update in Atlas’s Report on Form 6-K for the quarter ended September 30, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2020, our variable-rate credit facilities totaled $2.7 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.0 billion. These interest rate swaps have a fair value of $68.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2020 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 9 to 11 to our consolidated financial statements included in Atlas’ 2019 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2020	2021	2022	2023	2024	Thereafter
Credit Facilities(1)	$67.0	$310.5	$553.8	$331.3	$1,107.0	$296.1
Vessel Operating Leases(2)	35.2	142.7	140.0	142.9	147.0	344.2
Sale-Leaseback Facilities(3)	14.5	58.2	58.2	58.2	58.2	561.0
(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of September 30, 2020, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2020 (in millions of US dollars)	Maximum notional amount(1) (in millions of US dollars)	Effective date	Ending date
5.4200%	$318.0	$318.0	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	100.8	100.8	June 23, 2010	December 23, 2021	(2)
1.4900%	30.1	30.1	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2020, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of September 30, 2020. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Exhibits

The following exhibits are filed as part of this Report:

Exhibit Number	Description

99.1	Announcement of Newbuild Containership Order for Five High-Quality 12,2000 TEU Containerships

99.2	Announcement of Proposed Private Offering by Seaspan of Exchangeable Senior Notes